

SECU 02005485 COMMISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
PART III

SEC FILE NUMBER
8-20461


RECEIVED
JAN 1 6 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/00 (MM/DD/YY) AND ENDING 09/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DONALD STANTON DALY
dba STAN DALY FINANCIAL SERVICE

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 W. HIGHLAND VIEW DRIVE
(No. and Street)

U.S. POST OFFICE DELAYED

BOISE, (City) ID (State) 83702 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD STANTON DALY (208) 342 5448
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TRAVIS-JEFFRIES, P. A.
(Name — *if individual, state last, first, middle name*)

1177 WEST STATE STREET (Address) BOISE, (City) ID (State) 83702 (Zip Code)

PROCESSED
FEB 12 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DONALD STANTON DALY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STAN DALY FINANCIAL SERVICE, as of SEPTEMBER 30, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:


RENA D. LaVOIE
NOTARY
PUBLIC
STATE OF IDAHO

Donald Stanton Daly
Signature

owner
Title

Rena D. LaVoie
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Travis-Jeffries, P.A.
Certified Public Accountants

John C. Travis, CPA
Larry A. Jeffries, CPA
Lucinda L. Reinke, CPA

DONALD STANTON DALY
dba STAN DALY FINANCIAL SERVICE

ANNUAL AUDITED REPORT

SEPTEMBER 30, 2001

1177 West State Street • Boise, Idaho 83702 • (208) 345-5383 • Fax (208) 345-5505



Travis-Jeffries, P.A.
Certified Public Accountants

TABLE OF CONTENTS



Travis-Jeffries, P.A.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Donald Stanton Daly dba
Stan Daly Financial Service
Boise, Idaho

We have audited the accompanying statement of financial condition of Donald Stanton Daly dba Stan Daly Financial Service as of September 30, 2001, and the related statements of income, changes in owners' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Donald Stanton Daly dba Stan Daly Financial Service, as of September 30, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Focus Report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Travis Jeffries P.A.

Boise, Idaho
November 9, 2001

DONALD STANTON DALY
dba STAN DALY FINANCIAL SERVICE

STATEMENT OF FINANCIAL CONDITION

September 30, 2001

ASSETS

CURRENT ASSETS	
Cash in bank - U.S. Bank	$ 8,717
Investments	1,145,457
Total Current Assets	1,154,174
FIXED ASSETS	
Furniture and equipment (less accumulated depreciation of $3,133)	1,145
Total Assets	$ 1,155,319

LIABILITIES AND OWNER'S EQUITY

LIABILITIES	
Loan payable - U. S. Bank	$ 71,043
OWNER'S EQUITY	1,084,276
Total Liabilities and Owner's Equity	$ 1,155,319

See notes to financial statements.

DONALD STANTON DALY
dba STAN DALY FINANCIAL SERVICE

STATEMENT OF INCOME

For the Year Ended September 30, 2001

INCOME	
Commissions	$ 4,088
Interest and dividend income	10,407
Net investment loss	(515,564)
Total Income	(501,069)
OPERATING EXPENSES	
Audit fees	950
SIPC assessment	150
Licenses	740
Other expenses	370
Interest	1,810
Depreciation	572
Total Operating Expenses	4,592
Net Loss	$ (505,661)

See notes to financial statements.

DONALD STANTON DALY
dba STAN DALY FINANCIAL SERVICE

STATEMENT OF CHANGES IN OWNER'S EQUITY

For the Year Ended September 30, 2001

OWNER'S EQUITY, Beginning of Year	$ 92,520
Transfer of personal investment account	1,578,752
Owner withdrawals	(81,335)
Net loss for year	(505,661)
OWNER'S EQUITY, End of Year	$ 1,084,276

See notes to financial statements.

DONALD STANTON DALY
dba STAN DALY FINANCIAL SERVICE

STATEMENT OF CASH FLOWS

For the Year Ended September 30, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (505,661)
Adjustments to reconcile net income to net cash provided by operating activities:	
Interest accrued on loans	1,810
Depreciation	572
Unrealized loss on investments	515,564
Net Cash Provided By Operating Activities	12,285
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of investments	(3,287)
Redemption of money market account	4,981
Purchase of computer	(1,243)
Net Cash Provided By Investing Activities	451
CASH FLOWS FROM FINANCING ACTIVITIES	
Loan proceeds	74,220
Repayment of loan	(4,986)
Owner withdrawals	(81,335)
Net Cash Used By Financing Activities	(12,101)
Net Increase in Cash	635
CASH, Beginning of Year	8,082
CASH, End of Year	$ 8,717

See notes to financial statements.

DONALD STANTON DALY
dba STAN DALY FINANCIAL SERVICE

NOTES TO FINANCIAL STATEMENTS

September 30, 2001

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Entity:

Donald Stanton Daly doing business as Stan Daly Financial Service is a sole proprietorship organized to provide financial services to clients. The financial statements include those assets used in the proprietorship as well as the proprietor's personal investment account.

Cash:

For purposes of the financial statements and the statement of cash flows, cash includes only cash in demand deposit bank accounts.

Investments:

Investments are recorded at fair market value, the change in market value is recorded as income or expense.

Fixed Assets:

Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives, which is five years.

Income Taxes:

The Proprietorship has no provision for income taxes since it is not a taxpaying entity. All items of income and expense are reported on the proprietor's individual income tax return.

Use of Estimates:

The Proprietorship uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses.

DONALD STANTON DALY
dba STAN DALY FINANCIAL SERVICE

NOTES TO FINANCIAL STATEMENTS (Continued)

September 30, 2001

NOTE B - INFORMATION REQUIRED BY THE NATIONAL ASSOCIATION OF SECURITY DEALERS, INC.

(a) As of September 30, 2001, the ratio of aggregate indebtedness to net capital was 9.34% against the allowable maximum of 1500%.

(b) Computed in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934, the firm's net capital was $760,522, compared to a required minimum net capital of $100,000.

(c) The firm claims an exemption from the requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(B) of the Act.

(d) A copy of the September 30, 2001, annual audited report pursuant to Securities and Exchange Commission Rule 17a-5 is available for examination at the firm's office and at the Pacific Regional Office of the Securities and Exchange Commission.

NOTE C - No material differences existed between the Owner's Equity, as shown on the basic financial statements, and the Computation of Net Capital as shown on Form X-17a-5, Part IIA.

NOTE D - No material inadequacies were found to exist in the records supporting the basic financial statements or the supplementary information.



Travis-Jeffries, P.A.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Donald Stanton Daly dba
Stan Daly Financial Service

In planning and performing our audit of the financial statements of Donald Stanton Daly dba Stan Daly Financial Service for the year ended September 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do no accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2001, to meet the SEC objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.



Boise, Idaho
November 9, 2001

DONALD STANTON DALY
dba
STAN DALY FINANCIAL SERVICE

STATEMENT REGARDING LIABILITIES

September 30, 2001

I, Donald Stanton Daly, doing business as Stan Daly Financial Service (a sole proprietorship) state and affirm that the liabilities which have not been incurred in the course of my business as broker or dealer do not exceed the assets not used in the business.



Donald Stanton Daly

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [XX] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: STAN DALY FINANCIAL SERVICE [13]

SEC FILE NO.: 8-20461 [14]

FIRM I.D. NO.: 519-24-5911 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

215 W. HIGHLAND VIEW DRIVE [20]
(No. and Street)

BOISE [21] ID [22] 83702 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/00 [24]

AND ENDING (MM/DD/YY): 09/30/01 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: DONALD STANTON DALY [30]

(Area Code)—Telephone No.: (208) 342-5448 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE: [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 21st day of NOVEMBER ~~19~~ 2001

Manual signatures of:

1) Donald Stanton Daly
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

TRAVIS-JEFFRIES, P. A. [70]

ADDRESS

1177 WEST STATE STREET [71]	BOISE [72]	ID [73]	83702 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	STAN DALY FINANCIAL SERVICE	N 3		[100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 09/30/01 [99]
SEC FILE NO. 8-20461 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable	Non-Allowable	Total
1. Cash	$ 8,717 [200]		$ 8,717 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	1,145,457 [424]		
E. Spot commodities	[430]		1,145,457 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	1,145 [490]	[680]	1,145 [920]
11. Other assets	[535]	[735]	[930]
12. TOTAL ASSETS	$ 1,155,319 [540]	$ [740]	$ 1,155,319 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER STAN DALY FINANCIAL SERVICE as of 09/30/01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value:		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	71,043 [1211]	[1390]	71,043 [1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1(d)) of.... $ [980]			
B. Securities borrowings, at market value		[1410]	[1720]
from outsiders $ [990]			
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of.... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ 71,043 [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ 1,084,276 [1770]
22. Partnership (limited partners)	$ [1020]	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 1,084,276 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 1,155,319 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER STAN DALY FINANCIAL SERVICE as of 09/30/01

COMPUTATION OF NET CAPITAL

Item		Code		Code
1. Total ownership equity from Statement of Financial Condition			$ 1,084,276	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			1,084,276	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 1,084,276	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities— proprietary capital charges		3600		
D. Other deductions and/or charges		3610	( )	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 1,084,276	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	171,819	3734		
D. Undue Concentration	151,935	3650		
E. Other (List)		3736	(323,754)	3740
10. Net Capital			$ 760,522	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER STAN DALY FINANCIAL SERVICE as of 09/30/01

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line	Description		Code		Amount	Code
11.	Minimum net capital required (6⅔% of line 19)			$	4,739	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	100,000	3758
13.	Net capital requirement (greater of line 11 or 12			$	100,000	3760
14.	Excess net capital (line 10 less 13)			$	660,522	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)			$	753,418	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description		Code		Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$	71,043	3790
17.	Add:					
	A. Drafts for immediate credit	$	3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
	C. Other unrecorded amounts (List)	$	3820	$		3830
19.	Total aggregate indebtedness			$	71,043	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)			%	9.34%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description		Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3970
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24.	Net capital requirement (greater of line 22 or 23)	$		3760
25.	Excess capital (line 10 less 24)	$		3910
26.	Net capital in excess of the greater of:			
	A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER STAN DALY FINANCIAL SERVICE

For the period (MMDDYY) from 10/01/00 [3932] to 09/30/01 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	(515,564)	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	4,088	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	10,407	3995
9. Total revenue	$ (501,069)	4030

EXPENSES

Item			Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers			$	4120
11. Other employee compensation and benefits				4115
12. Commissions paid to other broker-dealers				4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses			1,840	4195
15. Other expenses			2,752	4100
16. Total expenses			$ 4,592	4200

NET INCOME

Item			Amount	Code
17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ (505,661)	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4338		
22. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ (505,661)	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ (370)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER STAN DALY FINANCIAL SERVICE

For the period (MMDDYY) from 10/31/00 to 09/30/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item		Amount	Code
1. Balance, beginning of period		$ 92,520	4240
A. Net income (loss)		(505,661)	4250
B. Additions (Includes non-conforming capital of	$ [4262])	1,578,752	4260
C. Deductions (Includes non-conforming capital of	$ [4272])	81,335	4270
2. Balance, end of period (From item 1800)		$ 1,084,276	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$ N/A	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER STAN DALY FINANCIAL SERVICE as of 09/30/01

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
  A. (k) (1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
  B. (k) (2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
  C. (k) (2) (B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm US BANCORP, PIPER JAFFRAY [4335] .... X [4570]
  D. (k) (3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645

Total $ [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals